Media Release

Rio Tinto update on former Mozambique coal assets

17 October 2017

Rio Tinto has been notified by the US Securities and Exchange Commission (SEC) that it has filed a complaint today in relation to Rio Tinto’s disclosures and timing of the impairment of Rio Tinto Coal Mozambique (RTCM). The impairment was reflected in Rio Tinto’s 2012 year-end accounts. Rio Tinto intends to vigorously defend itself against these allegations.

The SEC has alleged in a civil complaint filed in the United States District Court for the Southern District of New York that Rio Tinto committed fraud by not accurately disclosing the value of RTCM and not impairing it when Rio Tinto published its 2011 year-end accounts in February 2012 or its interim results in August 2012.

Rio Tinto believes that the SEC case is unwarranted and that, when all the facts are considered by the court, or if necessary by a jury, the SEC’s claims will be rejected.

Separately, Rio Tinto has reached a settlement with the United Kingdom’s Financial Conduct Authority (FCA) in relation to the timing of the impairment of RTCM. The FCA determined that Rio Tinto should have carried out an impairment review in relation to RTCM for its 2012 interim results and, if it had done so, those results published in August 2012 would have reflected the impairment it recorded six months later. The FCA determined that Rio Tinto breached the FCA's Disclosure and Transparency Rules and imposed a financial penalty on Rio Tinto of £27,385,400 ($36.4 million). The size of the fine is calculated by reference to the company’s market capitalisation.

The FCA made no findings of fraud, or of any systemic or widespread failure by Rio Tinto. The case is now closed.

The Australian Securities and Investments Commission is also reviewing the RTCM impairment. The company will update the market, as required, in due course.

RTCM was acquired in 2011 and divested in 2014.

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